News
Release
C$ unless otherwise stated                                      TSX/NYSE/PSE: MFC   SEHK: 945
August 4, 2021

This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Second Quarter 2021 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 2Q21 net income of $2.6 billion and core earnings of $1.7 billion driven by continued growth in Asia and Global Wealth and Asset Management
Today, Manulife announced its second quarter of 2021 (“2Q21”) results. Key highlights include:
◾	Net income attributed to shareholders of $2.6 billion in 2Q21, up $1.9 billion from the second quarter of 2020 (“2Q20”)
◾	Core earnings[1] of $1.7 billion in 2Q21, up 18% on a constant exchange rate basis[2] from 2Q20
◾	Core ROE[1] of 13.9% and ROE of 22.2% in 2Q21
◾	NBV[1] of $550 million in 2Q21, up 57% from 2Q20
◾	APE sales[1] of $1.4 billion in 2Q21, up 30% from 2Q20
◾	Global Wealth and Asset Management (“Global WAM”) net inflows[1] of $8.6 billion in 2Q21, compared with net inflows of $5.1 billion in 2Q20
◾	Strong LICAT ratio[3] of 137%
◾	Expense efficiency ratio[1] of 46.8%, compared with our target of consistently achieving less than 50%
“Our strong momentum continued in the second quarter, as we delivered record core earnings of $1.7 billion, up 18% from the prior year quarter, driven by double-digit growth in our highest potential businesses and net income of $2.6 billion. NBV increased 57% year-over-year, with strong contributions from all geographies and core EBITDA margin1 increased 4 percentage points year-over-year, contributing to core earnings growth of 62% in Global WAM. Our results this quarter showcase the strength of our Asia and Global WAM businesses which underpin the next phase of our strategy,” said Manulife President & Chief Executive Officer Roy Gori.
“We have also continued to make strides in our ambition to become the most digital, customer-centric, global company in our industry, launching digital enhancements across a number of our businesses and making it easier for customers to do business with us in the current environment. Our NPS4 score of +19, an 18 point improvement from the 2017 baseline5, is reflective of our success in this area,” added Mr. Gori. “While economic recovery is

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales, net flows, expense efficiency ratio and core EBITDA margin are non-GAAP measures. See “Performance and non-GAAP Measures” below and in our Second Quarter 2021 Management’s Discussion and Analysis (“2Q21 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q21 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
[4]	Relationship Net Promotor Score.
5	In 2021, we adjusted the weightings in our relationship NPS methodology to more closely align with our focus on our highest potential businesses. This adjustment had no impact on the 2017 NPS baseline of +1 and would have modestly increased the score in 2018, 2019, and 2020.

August 4, 2021 – Press Release Reporting Second Quarter Results

underway, challenges remain and it is uneven across markets. Manulife is well positioned to serve our customers’ needs throughout the recovery and I am optimistic about the tremendous opportunity ahead.”
“Strong customer demand combined with favourable market sentiment during the quarter contributed to double-digit APE sales growth across all segments and an increase in net flows and assets under management and administration in our Global WAM business,” said Phil Witherington, Chief Financial Officer.
“Expense discipline remains one of our top priorities, and at 46.8%, our expense efficiency ratio for the quarter remained below 50% and improved by 2 percentage points year-over-year. We will continue to invest in our digital capabilities to both improve customer experience and deliver on our efficiency target,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
In Asia, we continued to invest in the recruitment, training and education of our agents and announced a three-year partnership with LIMRA, a leading global trade association for the financial services industry, in order to further recruit best-in-class agents across Asia. This partnership complements our newly launched Manulife Business Academy, which will provide a region-wide unified learning and development platform for our growing number of agents. In Canada, we launched the Manulife Vitality HealthyMind reward program to help our individual insurance customers improve their mental and emotional wellbeing. In the U.S., we released US$125 million of capital through our Annuity Guaranteed Minimum Withdrawal Benefit offer program. Global WAM’s managed assets under management and administration (“AUMA”)1 totaled more than $1 trillion, reflecting our track record of positive net flows and strong investment performance2, as well as growth in assets managed on behalf of the Company’s other segments. Further, our Global WAM business secured an Alternative Investment Fund Managers (“AIFM”) license to offer on-shore private market funds in our key European markets, positioning us to drive the expansion and offering of our private market investment capabilities within Europe.
In addition, we continued to make progress on our digital journey in 2Q21. In Asia, we entered into a new digital collaboration with Rewardz, a rewards aggregator and management solution, to further incentivize customers in our MOVE program to be physically active. In Canada, we became the first Canadian company to use artificial intelligence in underwriting mortgage creditor insurance. In the U.S., we integrated our underwriting decision engine with iPipeline, a leading provider of no code / low code content-based digital solutions for the life insurance and financial services industry, to accelerate the life insurance application process. This new approach will dramatically reduce the life insurance sales cycle and offers a less intrusive way to collect medical history data with required signatures. In our Global WAM business, we launched a new retirement mobile app for all U.S. plan members. The new app gives members the ability to enroll in their plan, view account details, make changes to their account, and use additional financial tools that provide them with guidance on their retirement saving strategies and financial priorities.

[1]
Global WAM managed assets under management and administration includes assets managed by Global WAM for the Company’s other segments of $235 billion as at June 30, 2021. Assets under management and administration (“AUMA”) is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q21 MD&A for additional information.

[2]
Investment performance for the 3- and 5- year period ending June 30, 2021 reflects 74% and 79%, respectively, of assets outperforming their peers or their respective index, and is based on assets under management of $606 billion. The $606 billion represents Global WAM managed AUMA excluding 3rd party products, liability-driven invested assets, Private Markets strategies, and passive strategies, as well as certain assets managed on behalf of the Company’s other segments and select Retirement assets in Canada.

August 4, 2021 – Press Release Reporting Second Quarter Results

FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	2Q21	2Q20	2021	2020
Profitability:
Net income attributed to shareholders	$2,646	$727	$3,429	$2,023
Core earnings(1)	$1,682	$1,561	$3,311	$2,589
Diluted earnings per common share ($)	$1.33	$0.35	$1.71	$1.00
Diluted core earnings per common share ($)(1)	$0.83	$0.78	$1.65	$1.29
Return on common shareholders’ equity (“ROE”)	22.2%	5.5%	14.3%	7.9%
Core ROE(1)	13.9%	12.2%	13.8%	10.2%
Expense efficiency ratio(1)	46.8%	48.9%	47.7%	53.9%
Performance:
Asia new business value	$399	$298	$876	$654
Canada new business value	$76	$46	$154	$123
U.S. new business value	$75	$40	$119	$76
Total new business value(1)	$550	$384	$1,149	$853
Asia APE sales	$950	$784	$2,230	$1,868
Canada APE sales	$274	$238	$629	$614
U.S. APE sales	$191	$154	$341	$295
Total APE sales(1)	$1,415	$1,176	$3,200	$2,777
Global Wealth and Asset Management net flows ($ billions)(1)	$8.6	$5.1	$10.0	$8.3
Global Wealth and Asset Management gross flows ($ billions)(1)	$33.7	$33.1	$73.4	$71.2
Global Wealth and Asset Management assets under management and administration ($ billions)(1)	$798.5	$696.9	$798.5	$696.9
Financial Strength:
MLI’s LICAT ratio	137%	155%	137%	155%
Financial leverage ratio	25.9%	26.0%	25.9%	26.0%
Book value per common share ($)	$24.76	$25.14	$24.76	$25.14
Book value per common share excluding AOCI ($)	$22.89	$20.36	$22.89	$20.36
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q21 MD&A for additional information.
PROFITABILITY:
Reported net income attributed to shareholders of $2.6 billion in 2Q21, up $1.9 billion from 2Q20
The increase in net income attributable to shareholders in 2Q21 was driven by growth in core earnings, gains from investment-related experience compared with losses in the prior year quarter, and larger gains from the direct impact of equity markets and interest rates. Investment-related experience gains reflected higher-than-expected returns (including fair value changes) on alternative long-duration assets, primarily due to fair value gains on private equity investments, the favourable impact of fixed income reinvestment activities and favourable credit experience.
Delivered core earnings of $1.7 billion in 2Q21, an increase of 18% compared with 2Q20
The increase in core earnings in 2Q21 compared with 2Q20 was driven by higher new business gains across all insurance segments, higher net fee income from higher average AUMA1 in Global WAM, which benefitted from favourable market impacts and net inflows, the recognition of core investment gains1 in the quarter (compared with nil core investment gains in the prior year quarter) and in-force business growth in Asia and Canada, partially offset by modestly unfavorable net policyholder experience, compared with net favourable COVID-19 impacts in 2Q20, and lower net gains on seed money investments in new segregated and mutual funds during the period.

[1]
Average assets under management and administration (“average AUMA”) and core investment gains are non-GAAP measures. See “Performance and non-GAAP measures” below and in our 2Q21 MD&A for additional information.

August 4, 2021 – Press Release Reporting Second Quarter Results

BUSINESS PERFORMANCE:
New business value (“NBV”) of $550 million in 2Q21, an increase of 57% compared with 2Q20
In Asia, NBV increased 48% to $399 million driven by higher sales volumes in Asia Other1, favourable interest rates, higher sales volumes and product management actions in Hong Kong and expense management actions and favourable product mix in Japan due to a shift away from lower margin corporate-owned life insurance (“COLI”) products. In Canada, NBV of $76 million was up 65% from 2Q20, primarily due to the impact of higher sales volumes and more favourable margins. In the U.S., NBV of $75 million was up 110% from 2Q20, primarily driven by higher sales volumes and favourable margins.
Annualized premium equivalent (“APE”) sales of $1.4 billion in 2Q21, an increase of 30% compared with 2Q20
In Asia, APE sales increased 34% driven by growth in Asia Other and Hong Kong, partially offset by lower sales in Japan. While COVID-19 impacts on sales have moderated, there continued to be varying degrees of adverse impacts on select markets across the region. Asia Other APE sales increased 66%, driven by higher sales with double-digit growth in both bancassurance and agency channels. In Hong Kong, APE sales increased 7% reflecting continued strong domestic demand and emerging demand from mainland Chinese visitors. In Japan, APE sales declined 4% as a result of lower COLI product sales. In Canada, APE sales increased 15%, primarily driven by higher sales of lower risk segregated fund products, higher retail insurance sales and higher small and mid-size group insurance sales, partially offset by the non-recurrence of a large affinity markets sale in the prior year period and lower large case group insurance sales. In the U.S., APE sales increased 40%, due to higher customer demand across all product lines. APE sales of products with the John Hancock Vitality PLUS feature in 2Q21 increased 27% compared with 2Q20, as the feature continues to be a differentiator in the market.
Reported Global Wealth and Asset Management net inflows of $8.6 billion in 2Q21, compared with 2Q20 net inflows of $5.1 billion
Net inflows in Retail were $7.3 billion in 2Q21 compared with net outflows of $1.0 billion in 2Q20, driven by double-digit growth in gross flows2 across all geographies, and lower mutual fund redemptions in the U.S. Net inflows in Institutional Asset Management were $1.9 billion in 2Q21 compared with net inflows of $6.5 billion in 2Q20, driven by Canada, from the non-recurrence of a $6.9 billion sale in 2Q20, partially offset by a $1.0 billion sale to an existing client in the current quarter. Net outflows in Retirement were $0.6 billion in 2Q21 compared with net outflows of $0.3 billion in 2Q20, reflecting higher member withdrawals partially offset by growth in new plan sales and member contributions.

[1]	Asia Other excludes Japan and Hong Kong.
[2]	Gross flows is a non- GAAP measures. See “Performance and non-GAAP measures” below and in our 2Q21 MD&A for additional information.

August 4, 2021 – Press Release Reporting Second Quarter Results

QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Second Quarter 2021 Earnings Results Conference Call at 8:00 a.m. ET on August 5, 2021. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 1763311#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on August 5, 2021 through November 6, 2021 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 7143880#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on August 5, 2021. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Second Quarter 2021 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations: Hung Ko (416) 806-9921 Hung_Ko@manulife.com

August 4, 2021 – Press Release Reporting Second Quarter Results

EARNINGS:
The following table reconciles core earnings to net income attributed to shareholders:
	Quarterly Results			YTD Results
($ millions)	2Q21	1Q21	2Q20	2021	2020
Core earnings(1)
Global Wealth and Asset Management	$356	$312	$238	$668	$488
Asia	526	570	489	1,096	980
Canada	318	264	342	582	579
U.S.	478	501	602	979	1,018
Corporate and Other (excluding core investment gains)	(96)	(118)	(110)	(214)	(476)
Core investment gains(1)	100	100	-	200	-
Total core earnings	$1,682	$1,629	$1,561	$3,311	$2,589
Items excluded from core earnings: Investment-related experience outside of core earnings	739	77	(916)	816	(1,524)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	217	(835)	73	(618)	865
Reinsurance transactions	8	8	9	16	21
Restructuring charge	-	(115)	-	(115)	-
Tax-related items and other	-	19	-	19	72
Net income attributed to shareholders	$2,646	$783	$727	$3,429	$2,023
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP Measures” below and in our 2Q21 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; core EBITDA margin; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; average assets under management and administration (“average AUMA”); and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and non-GAAP Measures” in our Second Quarter 2021 MD&A and 2020 MD&A.

August 4, 2021 – Press Release Reporting Second Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “outlook”, “expect”, “intend”, “estimate”, “believe”, “plan”, “objective”, “aim”, “continue”, and “goal” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors and Risk Management” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators.

August 4, 2021 – Press Release Reporting Second Quarter Results

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 4, 2021 – Press Release Reporting Second Quarter Results